Exhibit 99.1

Statoil ASA: Statoil's share saving plan allocates shares

The shares purchased by DNB on behalf of Statoil ASA (OSE: STL, NYSE: STO) on 9 December 2016 for use in the group's Share Saving Plan have on 14 December 2016 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 11,138,890 shares.

As participants in the share saving plan, the primary insiders below have been allocated shares at an average price of NOK 153.37. Details on allocation of the shares are set forth in the table below.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Name	Title	Shares allocated to primary insider	Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Alton, Russell	Senior vice president	413		4,172		4,172
Bacher, Lars Christian	Executive vice president		201	19,811	4,834	24,645
Di Valerio, Ingrid E.	Member of the board of directors	234		3,627		3,627
Dodson, Timothy	Executive vice president	821		29,060		29,060
Gjærum, Reidar	Senior vice president	582		27,697	417	28,114
Kuburic, Hilde A.G.	Company secretary	188		1,692		1,692
Hegge, Hans Jakob	Executive vice president	709	211	24,741	3,108	27,849
Hovden, Magne	Senior vice president	536		14,956		14,956
Klouman, Hans Henrik	Senior vice president	840		28,598	1,131	29,729
Kvelvane, Ørjan	Senior vice president	355		4,453		4,453
Nilsson, Jannicke	Chief Operating Officer	59	28	18,741	16,072	34,813
Rummelhoff, Irene	Executive vice president	612		20,892	407	21,299
Skeie, Svein	Senior vice president	479	228	19,673	5,003	24,676
Sætre, Eldar	President and Chief Executive vice president	1,169		47,297		47,297
Øvrum, Margareth	Executive vice president	820	240	42,142	6,482	48,624